

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2019

Michela Casassa Ramat
Chief Financial Officer
Intercorp Financial Services Inc.
Av. Carlos Villarán 140
Urbanización Santa Catalina
La Victoria
Lima 13, Peru

> **Re: Intercorp Financial Services Inc.**
> **Registration Statement on Form F-1**
> **Filed July 3, 2019**
> **File No. 333-232554**

Dear Ms. Casassa Ramat:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Cover Page

1.　　Revise your cover page to separately state the amount of securities offered by NWI Emerging Market Fixed Income Master Fund Ltd. ("EMFI") and Intercorp Peru. Please also disclose the amount of securities that you or Interbank will sell in the event the underwriter's over-allotment option is and is not exercised. Refer to Item 501(b)(2) of Regulation S-K for guidance. Please make conforming revisions throughout your prospectus.

Summary

Competitive Strengths

Digital suite of products and services with rapidly increasing levels of adoption, page 10

2.   Please disclose how you define cross-selling of products and how you compute cross-selling of products per customer.

Capitalization, page 62

3.   Please disclose the number of shares used in calculating As Adjusted equity accounts and total capitalization and how these number of shares reconcile to the total shares offered in the registration statement.

Principal Shareholders, page 287

4.   We note your revised selling shareholder disclosure. Please disclose whether EMFI is a broker-dealer or an affiliate of a broker-dealer. If EMFI is a broker-dealer, please revise to indicate that EMFI is an underwriter, unless it received its securities as compensation for investment banking services. In addition, if EMFI is an affiliate of a broker-dealer, please disclose if true, that EMFI purchased the shares being registered for resale in the ordinary course of business and, at the time of the purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make these representations, please disclose that EMFI is an underwriter. Please also disclose EMFI's address and any material relationship that it has had with you or your affiliates within the past three years. Refer to Item 9.D of Form 20-F for guidance.

Underwriting

Offering and Sale of Secondary Common Shares under Peruvian Law, page 313

5.   We note your revised disclosure that the sale of secondary common shares in this offering "will be undertaken pursuant to an offer-for-sale mechanism under Peruvian law by means of a public offering directed exclusively to institutional investors in Peru." Please revise to quantify the secondary shares to which this applies given your disclosure elsewhere that you are treating the sale of Interbank's shares as treasury shares, disclose all material features of this mechanism in your prospectus, and disclose the material impacts for public investors in this offering, including with respect to allocation and/or pricing. For example, if true, disclose that not all 10.35 million common shares being registered will be immediately available to all investors and that all shares being registered hereby will be sold at the same price, and outline how this mechanism will impact the "negotiations among the company, the selling shareholders and the representatives of the underwriters" to determine the initial public offering price, if at all. Please make conforming revisions throughout your prospectus where appropriate, including but not limited to your cover page which states that this offering "will not be subject to Peruvian laws applicable to

public offerings in Peru." We may have additional comments after reviewing your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michelle Miller, Staff Accountant, at (202) 551-3368 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services

cc: Antonia E. Stolper, Esq.